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      Independent Auditors' Report on Management's Assertion on Compliance
               with Minimum Servicing Standards Set Forth in the
             Uniform Single Attestation Program for Mortgage Bankers

Board of Directors and Management City National Bank of West Virginia

We have examined management's assertion, included in the accompanying report titled Report of Management, that City Mortgage Services (CMS), a division of City National Bank of West Virginia, complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 1998. Management is responsible for CMS's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about CMS's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about CMS's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on CMS's compliance with specified requirements.

In our opinion, management's assertion that CMS complied with the aforementioned requirements during the year ended December 31, 1998, is fairly stated, in all material respects.

Ernst &Young LLP

March 5, 1999


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